NORTH CAPITAL FUNDS TRUST	QUASAR DISTRIBUTORS, LLC
623 E. Fort Union Blvd., Suite 101 Salt Lake City, UT 84047	777 East Wisconsin Avenue Milwaukee, Wisconsin 53202

June 19, 2019

VIA ELECTRONIC TRANSMISSION

Ms. Sally Samuel

Branch Chief

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Capital Funds Trust, Files Nos.: 333-228904 and 811-23404

Dear Ms. Samuel:

Pursuant to Rule 461 under the Securities Act of 1933, North Capital Funds Trust (the “Registrant”) and Quasar Distributors, LLC (the principal underwriter/distributor for the North Capital Emerging Technology Fund and the North Capital Treasury Money Market Fund), hereby request that the Commission accelerate the effective date of Pre-Effective Amendment No. 2 to the Registrant’s Registration Statement (the “Amendment”), which was filed on June 19, 2019 to that date, or the earliest practicable date thereafter. Absent acceleration, the Amendment would not become effective. The undersigned is each aware of its obligations under the 1933 Act and that the SEC may no longer require a Tandy letter to be included in this correspondence. Nonetheless, the Registrant acknowledges the following: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (iii) staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Amendment was filed under the Securities Act for the purpose of responding to comments from the SEC staff with respect to registration of shares of each Fund. This request may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed one in the same request. If you have any questions concerning this request please contact JoAnn M. Strasser at (614) 469-3265.

North Capital Funds Trust		Quasar Distributors, LLC

By:	/s/James P. Dowd	By:	/s/Teresa Cowan
Name:	James P. Dowd	Name:	Teresa Cowan
Title:	President	Title:	President
Date:	June 18, 2019	Date:	June 18, 2019